UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3. File Nos. 333-13550 and 333-84519, and into each respective prospectus that forms a part of those registration statements.

Bonn, December 18, 2002

Deutsche Telekom’s new Board of Management is now complete

Konrad F. Reiss will join the Board of Management as the member responsible for T-Systems; he will also lead T-Systems International GmbH.

Deutsche Telekom AG completes the restructuring of its Board of Management. In the future, Konrad F. Reiss will be the Board member responsible for T-Systems. The executive committee of Deutsche Telekom’s Supervisory Board has decided on the nomination after consulting with the executive committee of T-Systems International GmbH’s Supervisory Board. Reiss will also become chairman of the Board of Management of T-Systems International; he will succeed Christian A. Hufnagl.

Before the founding of BlueChipsBusiness Laboratories, Reiss was the CEO of debis Systemhaus and was a member of the Board of Management of debis AG. Before that, the 44-year-old held various managerial positions at Cap Gemini. He started his career in marketing and management consulting.

The Supervisory Boards of Deutsche Telekom AG and of T-Systems International GmbH are expected to deal with the appointments in January.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: December 20, 2002